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dspies@sidley.com (312) 853 4167	FOUNDED 1866
August 11, 2010
VIA EDGAR AND OVERNIGHT MAIL
Sonia Gupta Barros
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Re: Superfund Gold, L.P. (the “Registrant”) — Post-Effective Amendment No. 2 to Form S-1 Filed July 29, 2010 (Registration No. 333-151632)
Dear Ms. Barros:
     We thank you for your comment letter of August 6, 2010 relating to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement on Form S-1 filed on July 29, 2010. For your convenience, the comments in your August 6, 2010 letter are set forth verbatim below, together with responses thereto.
Post-effective Amendment No. 2 to Form S-1
1.	We note that you have included the financial statements for Series A and Series B of Superfund Gold, L.P. Given that Superfund Gold, L.P. is the registrant, please also provide audited financial statements of Superfund Gold, L.P. as a whole in accordance with the requirements of Article 3 of Regulation S-X.
     We believe the financial statements presented in Registrant’s Post-Effective Amendment No. 2 to Form S-1 are in accordance with the requirements of Article 3 of Regulation S-X, and we believe that the Staff has, historically, agreed. In this regard, we note that the Staff issued an identical comment regarding compliance with Article 3 of Regulation S-X in 2002 in connection with the Staff’s comprehensive review of the initial Registration Statement on Form S-1 for Quadriga Superfund, L.P. (now known as Superfund Green, L.P., “Superfund Green”), another public commodity pool formed as a series limited partnership and organized by Superfund Capital Management, Inc., and accepted series-by-series presentation, without consolidation, at that time in response to the comment, apparently concluding that series-by-series financial
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Sonia Gupta Barros
August 11, 2010

statement presentation alone satisfied the demands of Article 3 of Regulation S-X and was appropriate given Superfund Green’s structure as a “series” entity. (See the Staff’s comment letter dated July 19, 2002 (the “July 2002 Comment Letter”), relating to Superfund Green’s Registration Statement on Form S-1 filed May 16, 2002 (Reg. No. 333-88460)). We also believe the Staff further considered, and acknowledged its understanding and acceptance of, Superfund Green’s financial statement presentation in conjunction with a Staff comment issued in April 2008. (See the Staff’s comment letter dated April 11, 2008 (the “2008 Comment Letter”), relating to Superfund Green’s Post-Effective Amendment No. 2 on Form S-1 filed March 28, 2008 (Reg. No. 333-136804) and Superfund Green’s reply thereto dated April 16, 2008). Moreover, in connection with the Staff’s comprehensive review of Registrant’s initial Registration Statement on Form S-1, commencing in June 2008, no comments were issued challenging the propriety of Registrant’s financial statement presentation.
     The July 2002 Comment Letter included two comments relating to Superfund Green’s financial statements. Comment no. 52 requested that the Registration Statement “include financial statements of [Superfund Green] that conform to the requirements of Article 3 of Regulation S-X. Comment no. 53 further specified that because “each series is treated separately this appears to be the level in which financial information should be provided.” The response letter submitted on behalf of Superfund Green on August 21, 2002 addressed both of these comments simply by stating “Please see Amendment No. 2 to the Registration Statement, pages F-2 through F-8.” Pages F-2 through F-8 provided Superfund Green’s financial statements in columnar format, separately identifying Series A and Series B and, significantly, did not provide any form of consolidated financial information. The Staff’s subsequent comment letter dated September 16, 2002, while re-issuing a number of comments issued in the July 2002 Comment Letter, did not re-issue comments 52 or 53. It appears, therefore, that the Staff determined Superfund Green’s financial statements, as then presented, properly addressed Staff comments 52 and 53 and complied with Article 3 of Regulation S-X. We are unaware of any amendment to Article 3 of Regulation S-X since July 2002 that would affect this prior conclusion about financial statement presentation.
     The Staff again reviewed Superfund Green’s financial statements, at least tangentially, as part of a limited review of Superfund Green’s Post-Effective Amendment No. 2 to Form S-1 filed on March 28, 2008. The 2008 Comment Letter stated that “the series are offered separately, the assets of each are segregated, the series appear to have separate financial statements, and the assets and estate of one series is not liable for the liabilities of the other.” Although this comment was focused on whether the proper registrant should be Superfund Green or each series individually, we discussed the Superfund Green’s financial statement presentation in our response to the Staff. Specifically, we explained that the audit guide for investment companies, which, by its scope, is applicable to commodity pools (and, in the context of commenting on commodity pool filings, is referenced by the Staff from time to time), speaks to this issue in chapter 11, noting that financial information for the series in series funds is

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August 11, 2010

frequently presented in separate columns but may also be presented as if the series were separate entities.1 (see AICPA Audit and Accounting Guide: Investment Companies chapter 11.12). The audit guide contains no suggestion that the separate series in series funds should be, or need to be, consolidated.
     We note that the Staff references Securities Act Sections Compliance and Disclosure Interpretation Question 104.01 (“CD&I 104”) in Staff comment 3 set forth below. As far as we can tell, CD&I 104 is the most recent published Staff guidance with respect to series entities such as Registrant. As currently presented, Registrant’s financial statements fully comply with CD&I 104 because “the disclosure in the Securities Act registration statement or Exchange Act report should be presented on a series basis, including series-level (1) financial statements and audit opinions. ...” CD&I 104 does not state that a series entity registrant’s financial statements are required to be prepared in respect of each series individually, as well as consolidated for the registrant as a whole. This is an important distinction because coverage of the “registrant” apart from the series is specifically referenced in CD&I 104 in connection with the “Controls and Procedures” sections in reports on Forms 10-K and 10-Q. With respect to this reference to the “registrant” and controls and procedures, it is not reasonable to assume, given the history of series entity registrant financial statement presentation (at least that with which we are familiar), “investment company” industry and audit practice, and the rules of the CFTC applicable to commodity pool reporting, discussed below, that a natural reading of CD&I 104 would be that series-level financial statement presentation was required in addition to a consolidated presentation or that consolidated presentation has been the norm and that something new is being requested (and thus the omission of any reference to consolidated financial statements in CD&I 104).
     As the Staff is aware, a series within a Delaware limited partnership serves to “ring-fence” certain specified property and obligations of the limited partnership and the profits and losses associated therewith so that, provided certain formalities are observed, a creditor is not able to proceed against the specified property of any series other than the one of which it is a creditor. In order for Registrant, as a series limited partnership, to avail itself of the limitation on inter-series liability set forth in Section 17-218 of the Delaware Revised Uniform Limited Partnership Act, a series entity must account for the assets associated with each series separately

[1]	Specifically: “The auditor’s report needs to be modified for a fund referred to as a series fund because of the uniqueness of the financial statements that have evolved to present its financial position, results of operations, and cash flows. The financial position, results of operations, and cash flows of some or all of the portfolios or other entities constituting the series are frequently presented in separate columns. The financial statements of the series may also be presented as if the series were a separate entity. In both cases, the scope of the audit must be sufficient to enable the auditor to report on the individual financial statements of each series constituting the fund.”

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August 11, 2010

from the assets of any other series. We have been advised by Delaware counsel that, in conjunction with any consolidated presentation of a Delaware series entity’s series level financial statements, at a minimum, the financial statements would need to include clarifying notes to the effect that the assets and liabilities are “ring fenced” on a series basis and investors and creditors should not place any reliance on the fact that the financial statements are presented on a consolidated basis.
     With respect to the disclosure goal of providing all information material to an understanding of a registrant’s financial position, we believe that presenting financial statements consolidating Registrant’s Series would present an artificial, and potentially misleading, picture: investors do not have any interest in, and creditors have no claim against, Registrant as a whole and would not be able to rely on the consolidated presentation when making any financial assessments about Registrant but must look solely to the Series the units of which they have purchased, in the case of investors, or with which they have contracted, in the case of creditors, all of which begs the question “what is the purpose of consolidating the Series’ financial statements when, though presented separately, taken together are the Registrant’s financial statements”?
     Although not themselves interpretations of Article 3 of Regulation S-X, we believe it is reasonable for the Staff to consider, when interpreting Article 3 of Regulation S-X and its application to commodity pool registrants, practice within the commodity pool industry and the views of the federal agency charged with regulating the commodity pool industry, including commodity pool financial reporting. The Commodity Futures Trading Commission’s position on accounting for series entities, and investor reporting with respect thereto, is expressed in CFTC Regulation 4.22, which is applicable to Registrant. Regulation 4.22 specifies that, for series funds structured with a limitation on liability among the different series, as is Registrant, the periodic account statement delivered to investors, an analog to Section 13 periodic reports, may include only the information for the series being reported but for other funds with multiple series that share a common pool of assets and liabilities, the reports must be presented for the pool as a whole. Likewise, Regulation 4.22 states that for series funds structured with a limitation on liability among the different series, as is Registrant, the CFTC required annual report may include only the information for the series being reported. This is how the commodity pool industry operates with respect to financial reporting—consolidate where there is no limitation on liability among the different series and present separately without consolidation where there is a limitation on liability among the different series. We are not aware of any pools structured with a limitation on liability among the different series that (voluntarily) incur the additional expense, or sow potential confusion among investors and potential investors, by preparing the consolidated statements and accompanying notes, which cannot be a mere clone of the notes applicable to the Series’ statements, requested by the Staff’s comment.

Sonia Gupta Barros
August 11, 2010

     We respectfully submit that there is more than one way to interpret a rule and its application in a manner that is consistent with a regime of full and fair disclosure. Registrant is composed of its Series: there is no activity carried out by Registrant that is not carried out at the Series level or attributable to or on behalf of a Series and there are no assets or liabilities of Registrant that are not allocable to a Series or among the Series. The Series financial statements, collectively, are the financial statements of Registrant and no financial information is omitted by the absence of, and no new financial information would be included in, a consolidation of Registrant’s Series level financial statements.
     For the foregoing reasons, we respectfully request that the Staff reconsider its interpretation of “Registrant’s financial statements” as a consolidation of the financial information of the separate series constituting the Registrant and the issuance of this comment. At a minimum, we respectfully request that the Staff re-issue this comment with prospective effect beginning with Registrant’s Annual Report on Form 10-K for fiscal year 2010, as (i) Registrant has presented financial statements in substantially the same manner since June 2008 based on previous Staff comments in respect of Superfund Green on this very issue and in reliance on the Staff’s acceptance of the presentation at issue in Registrant’s Registration Statement declared effective February 17, 2009, (ii) the re-issuance of financial statements at this time would not result in any new information of value to investors or any additional investor protections and (iii) a shift from past Staff guidance will be severely disruptive to Registrant’s business (Registrant being out of the market while working toward compliance) and expensive to comply with, the additional audit costs and expenses of re-filing with the Commission, NFA, FINRA and the States to be borne directly by investors in Registrant without any apparent corresponding benefit. In this regard, the Staff should note that Registrant’s Series’ unit values are not determined by fluctuating market prices where any single Registrant expense may not be reflected in the market price, but, rather, Registrant is a net asset value entity and each expense borne by Registrant reduces Registrant’s Series’ unit values on a dollar for dollar basis.
Form 10-K for Fiscal Year Ended December 31, 2009
General
2.	We note that you have included the financial statements for Series A and Series B of Superfund Gold, L.P. Given that Superfund Gold, L.P. is the registrant, please also provide audited financial statements of Superfund Gold, L.P. as a whole in accordance with the requirements of Article 3 of Regulation S-X.
     Please see our response to comment 1 above. For the same reasons, we respectfully request that the Staff re-consider the issuance of this comment. At a minimum, we respectfully request that the Staff re-issue this comment with prospective effect beginning with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Sonia Gupta Barros
August 11, 2010

Item 9A. Controls and Procedures
3.	We note that you have provided evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures for Superfund Gold, L.P. Please also provide evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures on a series level for each of Series A and Series B, as well as the registrant as a whole. See our Securities Act Sections Compliance and Disclosure Interpretation Question 104.01.
     We will file, as promptly as possible, an amended Form 10-K stating that management’s evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures on a series level for each of Series A and Series B, as well as the Registrant as a whole.
4.	In addition, please disclose that in the certifications you have included as required by Rules 13a-14(a) or 15d-14(a) the certifying officers are certifying as to the registrant as a whole, as well as to each of Series A and Series B.
     We will add to the amended Form 10-K a statement that the required certifications are certified as to the Registrant as a whole, as well as each of Series A and Series B.
     We request that Registrant’s Post-Effective Amendment No. 1 be declared effective at the Staff’s earliest possible convenience. Thank you very much for your time and attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-4167 or James Biery at (312) 853-7557.
Very truly yours,
/s/ Daniel F. Spies

cc:	Martin Schneider